FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated August 3, 2012

MATERIAL FACT

Further to the notification of Material Fact nº. 64179, published on 16th February 2006, concerning an agreement reached among certain shareholders, Banco Santander hereby announces that it has been formally advised of the modification of such shareholders’ agreement with respect to the persons subscribing to it, the present composition being as follows:

Shares included in the syndication

The syndication involves a total of 79,086,605 shares of the Bank (0.803% of its share capital) as per the following breakdown:

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos (1)	32,592,664
Ms. Ana Patricia Botín-Sanz de Sautuola O’Shea	5,228,254
Mr. Emilio Botín-Sanz de Sautuola O’Shea	9,042,777
Mr. Francisco Javier Botín-Sanz de Sautuola O’Shea (2)	9,482,579
Ms. Paloma Botín-Sanz de Sautuola O’Shea	1,013,545
Ms. Carmen Botín-Sanz de Sautuola O’Shea	8,606,592
SIMANCAS, S.A.	5,266,945
PUENTE SAN MIGUEL, S.A.	3,275,605
PUENTEPUMAR, S.L.	0
LATIMER INVERSIONES, S.L. (3)	553,508
CRONJE, S.L., Unipersonal	4,024,136
TOTAL	79,086,605

1)	Indirectly, 14,755,743 shares through Agropecuaria El Castaño, S.A.; 1,500,000 shares through Jardín Histórico Puente San Miguel, S.A.; 2,000,000 shares through Azil, S.L. and 7,971,625 acciones a través de Bafimar, S.L.
2)	Indirectly, 4,652,747 shares through Inversiones Zulú, S.L.
3)	The bare ownership of 553,508 shares corresponds to the Marcelo Botín Foundation, but the voting rights are assigned to Latimer Inversiones, S.L. as beneficial owner.

In all other aspects, the aforementioned syndication agreement remains unaltered.

Boadilla del Monte (Madrid), August 3, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: August 3, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President